Rule 424(b)(3)
333-112274

Addendum to Prospectus Supplement Dated February 27, 2004

Dated: March 1, 2004

STATE OF ISRAEL
EIGHTH INFRASTRUCTURE AND ABSORPTION ISSUE
$1,100,000,000
ZERO COUPON DOLLAR SAVINGS BONDS

The purchase price of each State of Israel Eighth Infrastructure and Absorption Issue Zero Coupon Dollar Savings Bond due to mature ten years from the Issue Date during the Sales Period commencing on March 1, 2004 and terminating on March 31, 2004 is $3,398, representing an effective yield to maturity of 5.85%.

To ensure purchase of a Bond at such price, the purchase price and all supporting documentation must be received by Development Corporation for Israel by March 24, 2004.